ADDITIONAL INFORMATION
ACM Government Income Fund



Supplemental Proxy Information



The Annual Meeting of Shareholders of the ACM Government
Income Fund was held on Tuesday, March 28, 2000. The description of each proposal and number of shares voted at the meeting are as follows:

1.  To elect directors:         Class Three Directors
(term expires in 2003)
John D. Carifa                    47,537,630
1,343,368
Ruth Block                        47,514,433
1,366,564
Robert C. White           47,441,761
1,439,237

Voted              Voted
	  Voted for              Against
	  Abstain


2.  To ratify the selection of Ernst & Young LLP
     as the Fund's independent auditors for the
     fiscal year ending December 31, 2000:
     47,964,768           389,610            526,620